# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 10897 South River Front Parkway, Suite #300, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 12/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001600004
Persons authorized to receive notices and communications: Kurt T. Peterson, First Light Asset Management, 3300 Edinborough Way, Suite 201, Edina, Minnesota (MN), 55435, 952-831-6500

## Reporting persons
- First Light Asset Management, LLC (CIK 0001600004): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,341,623; sole dispositive power 0; shared dispositive power 13,341,623; aggregate amount beneficially owned 13,341,623 (18.86% of the class)
- Mathew P. Arens: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 509,500; shared voting power 13,413,123; sole dispositive power 509,500; shared dispositive power 13,413,123; aggregate amount beneficially owned 13,922,623 (19.68% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 South River Front Parkway, Suite #300, South Jordan, Utah (UT), 84095

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by First Light Asset Management, LLC ("First Light") and Mathew P. Arens (together, the "Reporting Persons").

First Light provides investment advisory services to private investment vehicles and certain persons holding separately managed accounts ("Separately Managed Accounts" and, together with the private investment vehicles, collectively, "Client Accounts") and, in such capacity, may be deemed to beneficially own 13,341,623 shares of Common Stock ("Common Stock") of Health Catalyst, Inc. (the "Company") held for the accounts of such Client Accounts. Mr. Arens is the Managing Member, CEO and Senior Portfolio Manager of First Light. Shares of Common Stock reported herein for Mr. Arens represent the above-referenced shares reported with respect to First Light. In addition, Mr. Arens individually owns 509,500 shares of Common Stock and shares control over joint accounts (the "Joint Accounts") holding 71,500 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.
Residence or business address: The business address of the Reporting Persons is c/o First Light Asset Management, LLC, 3300 Edinborough Way, Suite 201, Edina, Minnesota, 55435.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired securities of the Company as follows:

(i) Between April 22, 2020 and October 29, 2025, Client Accounts purchased an aggregate of 13,341,623 shares of Common Stock through open market purchases for an aggregate purchase price of approximately $72,714,175.

(ii) Between May 7, 2025 and October 29, 2025, Mr. Arens purchased an aggregate of 509,500 shares of Common Stock through open market purchases for an aggregate purchase price of approximately $1,642,010.

(iii) Between October 13, 2025 and October 30, 2025, the Joint Accounts purchased an aggregate of 71,500 shares of Common Stock through open market purchases for an aggregate purchase price of approximately $217,944.

Payment for shares of Common Stock purchased by Client Accounts was made from working capital of the applicable Client Accounts. Payment for shares of Common Stock purchased by Mr. Arens was made from personal funds. Payments for shares of Common Stock purchased by the Joint Accounts was made from personal funds of Mr. Arens and/or other interest holders in the Joint Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Company reported herein for investment purposes. The Reporting Persons intend to evaluate such investments in the Company and their options with respect to such investments on an ongoing basis.

The Reporting Persons may acquire additional shares of Common Stock and/or other securities of the Company from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time.

Mr. Arens became a Director of the Company as of December 1, 2025. Mr. Arens has decided to waive any compensation due to him in connection with serving as a Director, except for reimbursement of out-of-pocket expenses related to such service pursuant to the Company's non-employee director compensation policy. Mr. Arens also intends to enter into the Company's standard form indemnification agreement. In connection with his appointment, the Company, First Light and Mr. Arens entered into a letter agreement (the "Letter Agreement"), pursuant to which First Light and Mr. Arens have agreed to abide by certain voting and confidentiality commitments that will remain in effect until Mr. Arens ceases to serve as a director on the Board. The description of the Letter Agreement above is qualified in its entirety by reference to the Exhibit 99.3 hereto, which is incorporated by reference herein.

From time to time, the Reporting Persons may engage in discussions with the Company's Board of Directors and/or members of the Company's management team concerning, without limitation, the business, operations, capital structure, governance, management and strategy of the Company, potential business combinations and strategic alternatives, and other matters concerning the Company.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover pages and Item 2 above.

The percentages reported herein with respect to the Reporting Persons' beneficial ownership are calculated based upon a statement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 10, 2025, that there were 70,730,884 shares of Common Stock outstanding as of November 5, 2025.
Transactions in the class effected during the past sixty days: During the sixty day period prior to the filing of this Schedule 13D, the Reporting Persons engaged in the transactions in Common Stock of the Company listed in Exhibit 99.1 hereto.
Other persons with the right to receive dividends or sale proceeds: First Light Focus Fund, LP, for which First Light serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information regarding the Letter Agreement in Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Transactions effected during the sixty day period prior to the filing.
Exhibit 99.2 Joint Filing Agreement by and between the Reporting Persons.
Exhibit 99.3 Letter Agreement by and among the Company and the Reporting Persons, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 2, 2025.

## Signatures
- First Light Asset Management, LLC: /s/ Kurt T. Peterson, Kurt T. Peterson, Chief Compliance Officer (12/03/2025)
- Mathew P. Arens: /s/ Mathew P. Arens, Mathew P. Arens (12/03/2025)